UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Jetpack, Inc.

Legal status of issuer

> **Form**
> Corporation
>
> **Jurisdiction of Incorporation/Organization**
> Delaware
>
> **Date of organization**
> May 9, 2017

Physical address of issuer
610 Bowdoin Lane, Apartment 528, Stanford, CA 94305

Website of issuer
www.jtpk.co

Name of intermediary through which the Offering will be conducted
OpenDeal, Inc., dba Republic

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of the Securities being issued in this Offering

Type of security offered
SAFEs (Simple Agreements for Future Equity)

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
September 30, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$10,086.00	$4,349.00
Cash & Cash Equivalents	$10,086.00	$4,349.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$6,143.00	$0.00
Long-term Debt	$100,000.00	$0.00
Revenues/Sales	$26,209.00	$5,711.00
Cost of Goods Sold	$66,180.00	$8,305.00
Taxes Paid	$0.00	$0.00
Net Income	-$100,406.00	-$13,051.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

July 28, 2017

FORM C

Up to $107,000.00

Jetpack, Inc.



SAFEs (Simple Agreements for Future Equity)

       This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Jetpack, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in SAFEs (Simple Agreements for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000 and up to $107,000 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $50 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

       The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

       The Offering is being made through OpenDeal, Inc., dba Republic (the "Intermediary"). The Intermediary will be entitled to receive 2% of the Securities being issued in this Offering related to the purchase and sale of the Securities and 5% of the amount raised in this Offering, as detailed in the table below:

	Price to Purchasers	Service Fees and Commissions [1]	Net Proceeds
Minimum Individual Purchase Amount	$50.00	$2.50	$47.50
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$107,000.00	$5,350.00	$101,650

[1] This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These

Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "Commission") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.jtpk.co no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is July 28, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company

to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018. Once posted, the annual report may be found on the Company's website at www.jtpk.co.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Jetpack, Inc. (the "Company") is a Delaware Corporation, formed on May 9, 2017. The Company was formerly known as mybestbox, LLC, a Maryland limited liability company. The Company is located at 610 Bowdoin Lane, Apartment 528, Stanford, CA 94305.

The Company's website is www.jtpk.co. The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
The Company provides, via its mobile app, a peer-to-peer delivery service and marketing service for consumer brands. The delivery service uses local on-demand "sellers" to deliver consumer products to consumers with a target delivery time of 15 minutes. The Company generates revenue by contracting consumer product brands for our service as well as receiving partial gross profits from the sale of the products the company provides to sellers.

The Offering

Minimum number of SAFEs (Simple Agreements	50,000

for Future Equity) being offered	
Total number of SAFEs outstanding after Offering (if minimum amount reached)	50,000
Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	107,000
Total number of SAFEs outstanding after Offering (if maximum amount reached)	107,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$50.00
Offering deadline	September 30, 2017
Use of proceeds	See the description of the use of proceeds on page 17 hereof.
Voting Rights	See the description of the voting rights on page 25 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on May 9, 2017, and our predecessor company, mybestbox, LLC, was formed on April 7, 2015. Accordingly, we have limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our products is highly competitive.
We face competition with respect to our mobile app and other products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing mobile apps and thus may be better equipped than us to develop and commercialize mobile apps. These competitors also compete with us in recruiting and retaining qualified personnel to develop mobile app features. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize their mobile apps more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on third party developers and vendors to develop our mobile app and supply the deliverables that customers may order on it.
We depend on third-party developers and vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if our vendors do not provide the agreed-upon deliverables in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies or individuals to whom we

delegate the development of our mobile app software do not perform such services to our required specifications and our customers' expectations. Our vendors and developers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors or developers for a particular product or software component.

As a distributor of customer goods via our mobile app, our business depends on developing and maintaining close and productive relationships with our vendors.
We depend on our vendors to sell us quality customer goods at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Ryan Middleton, Lawrence Morris, and Fatima Dicko who are Chief Brand Officer and Counsel, Data and Finance Officer and President and CEO of the Company, respectively. Each of the foregoing individuals is also a member of the Company's board of directors. The Company has or intends to enter into employment agreements with Ryan Middleton, Lawrence Morris, and Fatima Dicko although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. In addition, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in the event Ryan Middleton, Lawrence Morris or Fatima Dicko dies or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of any of the foregoing individuals or any other member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success of will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of consumer goods provided by our vendors, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of products purchasable with its mobile app. The Company relies on its vendors' product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to refund customer orders and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our vendors' products (many of which are expected to be beverages or snacks) may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of products purchasable on the Company's mobile app, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company and its vendors and may reduce demand for the Company's mobile app.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to partner with vendors producing products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, we plan to expand our target market beyond college campuses, and must account for a broader spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of crops or other commodities, fuel prices and government-sponsored agricultural programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our or our vendors' gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

Substantial disruption to production at our vendors' manufacturing and distribution facilities could occur.

A disruption in production at our vendors' manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.

Retail customers, such as supermarkets, warehouse clubs, and food distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing,

increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture and the Commerce and Labor. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products.

We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Risks Related to the Securities

The SAFEs (Simple Agreements for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the SAFEs may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the SAFEs (Simple Agreements for Future Equity). Because the SAFEs have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the SAFEs have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the SAFEs may also adversely affect the price that you might be able to obtain for the SAFEs in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 68% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not become equity holders until the company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. Except for certain "Major Investors," the Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Share holders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such

rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Securities in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
The Company provides, via its mobile app, a peer-to-peer delivery service and marketing service for consumer brands. The delivery service uses local on-demand "sellers" to deliver consumer products to consumers with a target delivery time of 15 minutes. The Company generates revenue by contracting consumer product brands for our service as well as receiving partial gross profits from the sale of the products the company provides to sellers.

Business Plan
Jetpack is fostering a data analytics model to enable its fulfillment center to assemble offerings based on customer demand for specific, urgent products. To do so, Jetpack is developing models in Weka and Python (both free coding and data analytics platforms) that use a combination of API queries (i.e. the Amazon API Gateway) and, in some cases, manual data collection and insertion to conduct a probability analysis on what product or product-clusters a given consumer profile will find valuable and would be willing to pay for. Some of the inputs to the model include indexed product reviews, price, target user demographics, product social media impressions, keyword frequency (of "product descriptions"), etc. Post soft-launch, Jetpack is poised to leverage this data analytics tool to quickly refine product selection. As Jetpack collects data from its mobile app users and purchases relevant external data, the model will better be able to pinpoint product clusters that suit the specific needs of target users.

History of the Business

Jetpack was founded by the same team that founded mybestbox, LLC, a Maryland limited liability company ("mybestbox"). Jetpack is in the process of acquiring mybestbox, LLC, including its contractual rights, and obligations. The team behind mybestbox used the insights it gathered from its monthly subscription box delivery service to create Jetpack's business model.

The Company's Products and/or Services

Product / Service	Description	Current Market
Mobile application	The mobile application provides geolocation to arrange deliveries and remittance of payments between sellers and consumers.	Customers are currently students on colleges and universities. In the future, many of them are expected to reside in in densely populated areas.

The Company is currently developing an SMS-only consumer interface for facilitating the delivery of goods in 15 minutes, to be launched in the Stanford University market. Instead of having to download our application, users may text a given number and follow prompts to facilitate the transaction. Proceeds of the Offering will be used to develop this SMS-only consumer interface application. Our mobile application is available to download for iOS and Android. Download links are available via SMS text and through the Company's website.

Competition

The Company's primary competitors are Postmates, UberRush, and Amazon. There is a unique opportunity around the 0-15 minute delivery timeframe in which larger companies do not benefit from economies of scale. Postmates and UberRush are players in this space. Amazon is the most fearsome competitor in the industry. In the long term, Jetpack has no intention of trying to compete with competitors such as Amazon when it comes to delivering almost any full size product in the 1-2 hour delivery time range. However, the delivery person who can park, access the building, and navigate to the customer's specific location fastest will have a competitive advantage in serving emergency consumer needs. That unique access to contained areas with an inventory of products suited to the population's vital needs is a very promising opportunity.

Supply Chain and Customer Base

Jetpack partners with other consumer product companies to supply products to customers. In exchange for inventory, Jetpack essentially monetizes sample-sized products that companies might otherwise distribute for free. Jetpack's other important asset are its sellers. In addition to providing monetary incentive to sellers, Jetpack also creates a culture of entrepreneurship and innovation, encouraging all sellers to contribute to delivering the best service possible.

The Company's customers are primarily students at colleges and universities, but Jetpack intends to expand to densely populated cities and towns throughout the country.

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
87370559	International classes 9, 35, and 39	JETPACK	March 14, 2017		United States

Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its operations in the areas of advertising and promotions, digital content, consumer protection, data privacy, billing, e-commerce, telecommunications, mobile communications and media, intellectual property ownership and infringement and tax requirements. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation
None

Other
The Company's principal address is 610 Bowdoin Lane, Apartment 528, Stanford, CA 94305. The Company has an additional location located at 208 S Pulaski Street, Ste 4A, Baltimore, MD 21223. The Company conducts business in California and Maryland. The Company's predecessor, mybestbox, has a Sales and Use License in Maryland. The Company recently submitted an application to register as a foreign corporation in California.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$2,500	5.00%	$5,350
Campaign marketing expenses or related reimbursement	5.00%	$2,500	2.34%	$2,500
Estimated Attorney Fees	3.00%	$1,500	1.40%	$1,500
Estimated Accountant/Auditor Fees	5.00%	$2,500	2.34%	$2,500
General Marketing	17.00%	$8,500	15.89%	$17,000
Research and Development	20.00%	$10,000	42.06%	$45,000
Future Wages	30.00%	$15,000	14.02%	$15,000
General Working Capital	15.00%	$7,500	16.96%	$18,150
Total	**100.00%**	**$50,000**	**100.00%**	**$107,000**

If the Minimum Amount ($50,000) is raised, the funds will be used primarily to launch an operational SMS interface application on Stanford University's campus as well as to invest in further fundraising. If the Maximum Amount ($107,000) is raised, the scope of use will expand to launching an operational and scalable SMS interface application on multiple campuses on the East and West Coasts of the United States.

The Company may alter the use of the proceeds in the event (1) any unexpected costs are incurred that need to be paid to keep Jetpack operational, (2) costs for R&D or marketing are over or underestimated due to variables that are either unexpected or unaccounted for, or (3) the Jetpack team (including, but not limited to investors, directors, and board members) identifies a low to moderate risk core business-related investment opportunity that could increase the value of company (including, but not limited to revenue growth, market-share growth, profitability growth, and consumer utility improvements).

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Lawrence Morris

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Data and Finance Officer, May 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Senior Product Manager, Ticketech International, March 2017-Present. As Senior Product Manager, Lawrence is Ticketech's cross-functional leader working with sales, marketing, engineering, executives, and executive partners focused on overall product success across the product lifecycle. Lawrence facilitated the development, deployment and improvement of all of Ticketech's products.

Senior Technical Product Manager, Duracell, September 2014-March 2017. As Senior Technical Product Manager, Lawrence was Duracell's cross-functional technical business expert working with sales, marketing, engineering, executives, and executive partners focused on overall product success across the product lifecycle Lawrence facilitated the development, deployment and improvement of all of Duracell's products in Latin America and Asia.

Education
Columbia University, B.S. in Chemical Engineering, 2011
New York University - Leonard N. Stern School of Business, M.B.A., 2016

Name
Ryan Middleton

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Brand Officer and Counsel, May 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Field Representative, United States Senate, June 2014-Present. Ryan serves as United States Senator Ben Cardin's field representative in Prince George's County, Maryland. Ryan represents the Senator in the County in community and government affairs. Ryan's role in liaising between the County and the Senate helps inform policy decisions affecting the Senator's constituents.

Education
Cornell University, B.A. in Psychology
2010 Michigan State University College of Law, J.D., *Cum Laude*, 2013
Licensed to Practice Law in State of Maryland

Name
Fatima Dicko

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, President and CEO, May 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Senior Engineer, Procter and Gamble, June 2012-May 2016. At Procter and Gamble, Fatima engaged in research, development and execution of new and innovative products 3-10 years away from reaching the market.

Education
Columbia University, B.S. in Chemical Engineering, 2012

___

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Lawrence Morris

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Data and Finance Officer, May 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Senior Product Manager, Ticketech International, March 2017-Present. As Senior Product Manager, Lawrence is Ticketech's cross-functional leader working with sales, marketing, engineering, executives, and executive partners focused on overall product success across the product lifecycle. Lawrence facilitated the development, deployment and improvement of all of Ticketech's products.

Senior Technical Product Manager, Duracell, September 2014-March 2017. As Senior Technical Product Manager, Lawrence was Duracell's cross-functional technical business expert working with sales, marketing, engineering, executives, and executive partners focused on overall product success across the product lifecycle Lawrence facilitated the development, deployment and improvement of all of Duracell's products in Latin America and Asia.

Education
Columbia University, B.S. in Chemical Engineering, 2011
New York University - Leonard N. Stern School of Business, M.B.A., 2016

___

Name
Ryan Middleton

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Brand Officer and Counsel, May 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Field Representative, United States Senate, June 2014-Present. Ryan serves as United States Senator Ben Cardin's field representative in Prince George's County, Maryland. Ryan represents the Senator in the County in community and government affairs. Ryan's role in liaising between the County and the Senate helps inform policy decisions affecting the Senator's constituents.

Education
Cornell University, B.A. in Psychology, 2010
Michigan State University College of Law, J.D. Cum Laude, 2013
Licensed to Practice Law in State of Maryland

___

Name
Fatima Dicko

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, President and CEO, May 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Senior Engineer, Procter and Gamble, June 2012-May 2016. At Procter and Gamble, Fatima engaged in research, development and execution of new and innovative products 3-10 years away from reaching the market.

Education
Columbia University, B.S. in Chemical Engineering, 2012

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 0 employees in United States. The Company is currently negotiating the following employment agreement:

Employee	Description	Effective Date	Termination Date
Jayden Windle	Lead Developer (offer pending)	October 1, 2017	N/A

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	4,802,500
Voting Rights	The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.12 of the bylaws, subject to the provisions of Sections 217 and 218 of the Delaware General Corporation Law (relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements). Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Shares converted from the Securities will be subject to equity dilution if/when Jetpack participates in an equity financing round where investors are offered capital stock for cash or cash equivalents or if compensatory shares are offered to new or existing members. In the majority of equity financing round

	scenarios, the incumbent owners' percent equity ownership decreases while the overall value of their total stake increases upon a pre-money valuation that increases the dollar value per share. If this occurs, investors will be notified.
Percentage ownership of the company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	The Abell Foundation, Inc.
Amount outstanding	$125,000
Interest rate and payment schedule	6% per year; the obligations will be due and payable on the second anniversary of the Maturity Date.
Maturity date	June 20, 2021

The Company has conducted the following prior securities offerings (including the aforementioned convertible notes) in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	97,333	$0.00	Accelerator program and access to resources.	June 24, 2017	Rule 506(b)
Convertible Notes	1	$125,000	R&D and Working Capital	January 11, 2016	Rule 506(b)

Valuation
Because the Company is recently formed and, together with its predecessor, has conducted only either (i) "sweat equity" sales of its securities to its founders and accelerator partners and (ii) offering of convertible notes under which the valuation of the Company's common stock is delayed until a qualified financing, no valuation of the Company or its securities is currently available. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership
A majority of the Company is owned by a few people. Those people are Fatima Dicko, Lawrence Morris, and Ryan Middleton. Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Fatima Dicko	68%

Following the Offering, the Purchasers will own 0% of the Company if the Minimum Amount is raised and 0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements of mybestbox, the Company's predecessor, are attached hereto as Exhibit A.

Operations

Our predecessor, mybestbox, LLC, a Maryland limited liability company ("mybestbox"), generated substantially all of our revenue from subscription and direct-to-consumer health gift boxes. For the year ended December 31, 2015, we recorded revenue of $5,711, and net loss of $13,051. For the year ended December 31, 2016, we recorded revenue of $26,209, and net loss of $100,406. The reason behind this increase was investment in Company growth through marketing and operations. Our primary expenses are marketing and customer acquisition. These expenses have decreased over the past year due to successful fundraising and management's focus on rebranding and reorganizing the Company as Jetpack, Inc., a Delaware corporation.

The Company intends to achieve profitability in the next 12 months by increasing subscribers through expansion of the product offering to other campuses and densely populated areas. Having already improved and eased the application's user interface, the Company will dedicate more time to growth, marketing, and corporate partnerships. Dedication to all three will decrease margins and customer acquisition costs over time, thereby leading to higher revenue.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically marketing and operational growth. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity. The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

Jetpack was formed on May 29, 2017 for the purpose of acquiring mybestbox, which has a similar business model to, and the same management as, the Company. On July 27, 2017, Jetpack entered into a merger agreement with mybestbox to acquire all of mybestbox' outstanding limited liability company membership units in exchange for shares of Jetpack's common stock (the "Merger"). As prior to the Merger Jetpack was not capitalized, had incurred no liabilities and was formed solely to continue mybestbox' operations as a Delaware corporation, the Merger is not expected to have an adverse effect on the Company's financial condition or operations. The Company intends for the Merger to be treated as a tax-free event under Section 368(a)(1)(A) and/or Section 351 of the U.S. Internal Revenue Code. The closing of the Merger took place on July 27, 2017, and mybestbox will be dissolved as soon as practicable.

Material Changes and Other Information

None

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 107,000 SAFEs (Simple Agreements for Future Equity) for up to $107,000. The Company is attempting to raise a minimum amount of $50,000 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by September 30, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering,

investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $107,000 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase on the www.republic.co, the website of OpenDeal Inc., dba Republic (the "Intermediary"). Purchaser funds will be held in escrow with PrimeTrust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Commitments to purchase are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any commitment. If the Company rejects all or a portion of any commitment, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $50.

The following two fields below sets forth the compensation being paid to the Intermediary in connection with the Offering.

Commission/Fees
5.0% of the amount raised

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is FundAmerica, LLC.

The Securities
We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 10,000,000 shares of common stock, par value $0.00001 per share, of which 4,899,833 shares will be issued and outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Purchasers to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) except for Purchasers of at least $25,000 worth of Securities ("Major Investors"), they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). Except for Securities held by Major Investors, the Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $3,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price. Major Investors shall have the right to determine whether to convert their Securities upon the first Equity Financing.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $3,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities

following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or, except for Securities held by Major Investors, when converted. The Company does not have any voting agreements or shareholder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons to date.

Conflicts of Interest

The Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders.

OTHER INFORMATION

Other Company Information

A copy of the Company's offering page and transcript of the video, each posted on the Intermediary's website, are attached hereto as Exhibit B and Exhibit C, respectively.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Fatima Dicko
_____
(Signature)

Fatima Dicko
_____
(Name)

President and CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Lawrence Morris
_____
(Signature)

Lawrence Morris
_____
(Name)

Director and Data and Finance Officer
_____
(Title)

July 28, 2017
_____
(Date)

/s/ Fatima Dicko
_____
(Signature)

Fatima Dicko
_____
(Name)

Director, President and CEO
_____
(Title)

July 28, 2017
_____
(Date)

/s/ Ryan Middleton
_____
(Signature)

Ryan Middleton
_____
(Name)

Director, Chief Brand Officer and Counsel
_____
(Title)

July 28, 2017
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Offering Page
Exhibit C   Video Transcript

EXHIBIT A
Financial Statements

CERTIFICATION OF FINANCIAL STATEMENTS

I, Fatima Dicko, being the chief executive officer of mybestbox, LLC, a Maryland limited liability company (the "Company"), as well as the president of the successor to the Company, Jetpack, Inc., a Delaware corporation, hereby certify as of this 28th day of July 2017 that:

(i) the accompanying unaudited financial statements of the Company, which comprise the statements of financial position as of December 31, 2016 and December 31, 2015, and the related statements of operations, members' equity and cash flows for each of the years ended December 31, 2016 and December 31, 2015, and the related noted to said financial statements (collectively, the "Financial Statements"), are true and complete in all material respects; and

(ii) the tax return information in the Financial Statements reflects accurately the information that would be or has been reported on the Company's federal income tax returns.

_____

Fatima Dicko

mybestbox, LLC

Unaudited Financial Statements for the Years Ended
December 31, 2016 and 2015


mybestbox, LLC
STATEMENT OF FINANCIAL POSITION
As of December 31, 2016 and 2015
(Unaudited)


	2016	2015
TOTAL ASSETS		
Current Assets:		
Cash and cash equivalents	$ 10,086	$ 4,349
Accounts receivable	0	0
Total Current Assets	10,086	4,349
Non-Current Assets:		
Property and equipment, net	0	0
Total Non-Current Assets	0	0
TOTAL ASSETS	$ 10,086	$ 4,349
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Liabilities:		
Current Liabilities:		
Current portion of long-term debt	$ 0	$ 0
Accounts payable	3,459	0
Accrued interest on notes payable	2,684	0
Total Current Liabilities	6,143	0
Non-Current Liabilities:		
Long-term debt	100,000	0
Total Non-Current Assets	$ 100,000	$ 0
TOTAL LIABILITIES	106,143	0
Members' Capital		
Members' Equity	$ 15,000	$ 15,000
Net Loss	(111,057)	(10,651)
Total Members' Capital	(96,057)	4,349
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 10,086	$ 4,349


The accompanying notes are an integral part of these unaudited financial statements.


mybestbox, LLC
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2016 and 2015
(Unaudited)

	2016	2015
Sales	$ 26,209	$ 5,711
Cost of Sales	(66,180)	(8,305)
Gross Profit	(39,971)	(2,594)
Operating Expenses:		
General and administrative	50,161	9,841
Sales and marketing	3,407	616
Rent	4,183	0
Total Operating Expenses	57,751	10,457
Loss from Operations	(97,722)	(13,051)
Interest Expense	(2,684)	0
Net Loss	$ (100,406)	$ (13,051)

The accompanying notes are an integral part of these unaudited financial statements.

mybestbox, LLC
STATEMENT OF MEMBERS' EQUITY
For the Years Ended December 31, 2016 and 2015
(Unaudited)

	Members' Equity	Accumulated Deficit	Total Members' Equity (Deficit)
Balance as of January 1, 2015	$ 0	$ 0	$ 0
Issuance of Member Units	17,400	0	17,400
Net Loss	-	(13,051)	(13,051)
Balance as of December 31, 2015	17,400	(13,051)	4,349
Net Loss	0	(100,406)	(100,406)
Balance as of December 31, 2016	$ 17,400	$ (113,457)	$ (96,057)

The accompanying notes are an integral part of these unaudited financial statements.

mybestbox, LLC
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2016 and 2015
(Unaudited)

	2016	2015
Cash Flows From Operating Activities		
Net Loss	$ (100,406)	$ (13,051)
Adjustments to reconcile net loss to net cash used in operating activities:		
Accrued Interest Payable	2,684	0
Changes in operating assets and liabilities:		
Increase in accounts payable	3,459	0
Net Cash Used In Operating Activities	(94,263)	(13,051)
Cash Flows From Investing Activities		
Purchase of property and equipment	0	0
Net Cash Used In Investing Activities	0	0
Cash Flows From Financing Activities		
Issuance of Series A member units	0	17,400
Issuance of convertible notes payable	100,000	0
Net Cash Provided By Financing Activities	100,000	17,400
Net Change In Cash	5,737	4,349
Cash at Beginning of Period	4,349	0
Cash at End of Period	$ 10,086	$ 4,349
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 0	$ 0
Supplemental Disclosure of Non-Cash Financing Activities		
Conversion of convertible notes payable	$ 0	$ 0

The accompanying notes are an integral part of these unaudited financial statements.

mybestbox, LLC
NOTES TO FINANCIAL STATEMENTS
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

Mybestbox, LLC (the "Company") was incorporated on April 7, 2015 ("Inception") in the state of Maryland. The Company is headquartered in Baltimore, Maryland. The Company through a monthly subscription service provides health themed boxes in either one-, three-, or four-month intervals.

Since Inception, the Company has relied on securing loans to fund its operations. As of December 31, 2016 and 2015, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2016 and 2015, the Company is operating as a going concern. See Note 1 and Note 12 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2016 and 2015, the Company had $10,086 and $4,349 of cash on hand, respectively.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable

credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2016 and 2015, the Company did not have any outstanding accounts receivable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

As of December 31, 2016, the Company had not acquired any fixed assets which would be capitalized in accordance with generally accepted accounting principles.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2016, as the Company incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating loss generated by the Company as of December 31, 2016. The Company is taxed as a domestic limited liability company.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2016, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Sales and Marketing Expenses

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In May 2014, FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers." ASU No. 2014-09 contains a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard permits the use of either the retrospective or cumulative effect transition method. Early adoption is permitted for reporting periods beginning after December 15, 2016. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new

standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 - LONG-TERM DEBT

Long-term debt consists of:

		2016		2015
Total long-term debt	$	100,000	$	0
Less current maturities		0		0
Long-term debt, less current maturities	$	100,000	$	0

In January 2016, the Company entered into an agreement with The Abell Foundation, Inc ("Abell") in which Abell loaned the Company $25,000 in exchange for a convertible note ("the Note"). The Note accrues interest at a rate of 6% per year. The Note is automatically convertible into equity on the completion of an equity offering which results in a pre-money market valuation of $1,000,000 or more and at least $500,000 in gross proceeds to the Company ("Equity Financing"), or may be converted into equity by the lender upon the sale of the Company, or may be converted at the majority of the lender's election after 90 days following the maturity date. The conversion price is equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest due on the outstanding Note, on the date of conversion, by a discount rate of 80% multiplied by the lowest price per equity security sold to the investors in the Equity Financing.

In June 2016, Abell entered into an amended convertible note agreement ("Note Amendment") in which Abell agreed to loan the Company an additional $100,000 during June 2016 through March 2017 based on the Company achieving various pre-agreed upon production and logistic milestones.

As of December 31, 2016, the Company had accrued interest totaling $2,684.

Future maturities of long-term debt are as follows:

Years, Ending December 31,		Amount
2017	$	0
2018		0
2019		0
2020		0
2021		100,000
Thereafter		0
Total	$	100,000

NOTE 4 – INCOME TAX PROVISION

The income tax returns for 2015 and 2016 have been filed and the net operating loss will expire in 2035 and 2036, respectively.

NOTE 5 – MEMBERS' EQUITY

During 2015, the Company allocated 100% of the ownership interest of the Company to five individuals for cash totaling $17,400.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Legal Matters
The Company is not currently involved with, and does not know of any, pending or threatening litigation against the Company or its founder.

Leasing Commitments
The Company leases office warehouse space under an agreement expiring in June 2017.
During the years ended December 31, 2016 and 2015 the Company recognized rent expense associated with this lease of $4,185 and $0, respectively.

Minimum annual rental commitments associated with this lease over the next five years and thereafter are as follows:

		Amount
Year Ending December 31,		
2017	$	3,125
2018		0
2019		0
2020		0
2021		0
Thereafter		0
	$	3,125

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2015 and has incurred a loss in each of the years ended December 31st since 2015. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 8) and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Reorganization

On July 27, 2017, the Company entered into a merger agreement with Jetpack, Inc., a Delaware corporation ("Jetpack"), whereby Jetpack, as the surviving entity, would purchase all of the Company's outstanding limited liability company membership units, and the Company would thereafter cease to exist (the "Merger"). Jetpack was incorporated on May 9, 2017 for the sole purpose of facilitating the reorganization of the Company, and, as of the date of these financial statements, has substantially no assets, liabilities, revenue or expenses. The shareholders and directors of Jetpack are identical to the members and managers of the Company. The Company and Jetpack intend for the Merger to be treated as a tax-free event under Section 368(a)(1)(A) and/or Section 351 of the Code, and the sole consideration tendered by Jetpack in connection with the Merger shall be shares of its common stock. The closing of the Merger took place on July 27, 2017, and the Company will be dissolved as soon as practicable.

Anticipated Crowdfunded Offering

The Company is offering up to 107,000 Simple Agreements for Future Equity ("SAFEs") for up to $107,000 (the "Crowdfunded Offering"). The Company is attempting to raise a minimum of $50,000 in the Crowdfunded Offering and up to $107,000 maximum. The Company must receive commitments from investors totaling the minimum amount by September 30, 2017 in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Inc., dba Republic (the "Intermediary"). The Intermediary will be entitled to receive a 5% commission fee and 2% of the SAFEs issued in the Crowdfunded Offering.

Lease Agreement

In June 2017, the office warehouse lease was converted to a lease that renewed on a month-to-month basis with a required 60 day notice of termination.

Convertible Note Issuance

In March 2017, the Company received the final $25,000 due under the Abell Note Amendment. The Note Amendment matures on June 20, 2021 and accrues interest at a rate of 6% per year. The convertible note is automatically convertible into equity on the completion of an Equity Financing, or may be converted into equity by the lender upon the sale of the Company, or may be converted at the lender's election after 90 days following the maturity date. The conversion price is equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest due on the outstanding convertible notes, on the date of conversion, by a discount rate of 80% multiplied by the lowest price per equity security sold to the investors in the Equity Financing.

Management's Evaluation

Management has evaluated subsequent events through July 28, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B
Offering Page



Jetpack

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WOMEN FOUNDERS | MINORITY FOUNDERS | CONSUMER GOODS | TECH | STARTUPS | PEER-TO-PEER | DELIVERY | MOBILE



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Deal Highlights

- Exclusive opportunity to invest at an early stage
- 1 of 9 companies accepted into GSVLabs Pioneer Accelerator, a 3-month startup accelerator co-designed with Google Launchpad, and invited to present at Google Demo Day in September 2017
- Targeting >$13 billion and growing college/university on-demand market
- In August 2016, opened first end-to-end fulfillment center in Baltimore, Maryland
- Jetpack's pilot program was launched in March 2017 at Stanford University
- Established exciting brand partnerships with GoCubes Chewable Coffee, Blowfish for Hangovers, Sambazon Energy, and more

The Problem: There are countless moments when you just need something right away!

On every college campus, students need certain products right away! During these moments, stores are either too far or closed, or students just don't have the time or energy to travel. Traditional delivery platforms take too long because students and professionals are located in buildings or on campuses not easily accessible by the public.

We're specifically focused on campuses where:

1. Access to the nearest store is limited by long distances or early closing times

2. Many students on college campuses do not have easy access to public or private transportation. In fact, on many college campuses, freshmen are prohibited from having cars.



62% of students need a daily ENERGY BOOST
41% of students NEED A CHARGER at least weekly
34% of students text friends for PERSONAL PRODUCTS

**Results from n=102 Stanford Student Survey*

Our Solution

1. We stock student sellers with important products in a backpack they can use everyday.

2. Use tech to connect sellers to students who need products right away.

By stocking students with the right products, we enable super fast delivery via decentralized distribution. Sellers or "Jetpackers" can make extra cash just by going about their normal, daily activities around campus and fulfilling real-time orders.



Deal terms

Funding goal	Investment size
$40K – $107K	min $25, max $107K

Your security terms will appear here.

Perks

Get additional perks from Jetpack for your investment



INVEST
$25
RECEIVE
A personal message from Jetpack on Twitter thanking you for your investment.
Edit

INVEST
$50
RECEIVE
Your very own Jetpack laptop sticker to display your investment.
Edit

INVEST
$100
RECEIVE
An exclusive Investor T-shirt and personal thank you message from our CEO on Twitter.
Edit

INVEST
$250
RECEIVE
An official Jetpack backpack!
Edit

INVEST
$500
RECEIVE
An official Jetpack backpack filled with exclusive products.
Edit

INVEST
$1,000
RECEIVE
A Jetpack backpack filled with products of your choice and a handwritten framed letter from our CEO.
Edit

INVEST
$2,500
RECEIVE
A personal thank you video from the Jetpack team and copies of all our favorite books.
Edit

INVEST
$5,000
RECEIVE
An invitation to help design Jetpack's next backpack.
Edit



How It Works

Placing an order on Jetpack is super simple. The user simply picks what product he/she needs, and a Jetpacker will be arrive in a matter of minutes. Payment is also a breeze, since customers can store their credit card information on the app.



15 MIN.
DELIVERY
PLACE ORDER
MEET W/ JETPACKER
SIMPLE $ TRANSACTION
1. Buyers have the option to purchase or rent items needed immediately
2. Geolocation identifies nearest seller with needed products
3. Mobile app makes monetary transaction easy with linked bank account information.
Seller makes money for each transaction.



JETPACK
Your Order
Multiple items
Cancel Order

The Results

Early Traction from beta launch at Stanford University

With little funding and a lot of pizza and bicycle marketing, we gained early traction at Stanford. We learned a lot from the beta launch which will help us grow faster and operate more efficiently, as we expand to more universities in fall 2017.



Beta Launch Traction
March 2017 - May 2017
2k+
mobile app downloads
300+
unique transactions
7 min
avg delivery time
75+
active Jetpackers
25
repeat customers
1k+
social media followers

Students Love Us!



"Great product! Don't think I would've made it through finals without Jetpack. "
-LOUIS B.
Stanford Grad Student

"Hey, I'm back at EBF and definitely could use some caffeine! Are y'all open this late?"
"The coffee cubes were fantastic! I told all my friends about it and on our house GroupMe :) Now trying to order more!"
- RAPHAEL P.
Stanford Student

Our Unique Business Model







INVEST
$10,000
RECEIVE
Fly out to San Francisco to have a luxury dinner with the team.

Edit

INVEST
$25,000
RECEIVE
A Jetpack Party Bus with a lot of cool products for you and up to 10 people in a city of your choice.

Edit

INVEST
$50,000
RECEIVE
A seat on the Jetpack advisory board and a chartered flight to spend an exclusive day of fun with our team.

Edit

+ Add perk

Perks are sorted by investment amount

Documents

Official filing on SEC.gov

Form C

Company documents

Documents provided while completing Jetpack's Form C will be added here.

On-demand profitability has been challenging for many companies. Our business model and customer acquisition strategy enable positive profit margins while paying Jetpackers $20 per hour. With our initial plan to scale onto four campuses, we can target 39% gross profit margins.

Our projected economics for **each campus per semester**:



$60,000
B2B Sales + Orders
Revenues
$25,000
Jetpacker Payments
$5,000
Campus Director
$6,500
Customer Acqusition
Costs

Why Invest?

1. The Market is Huge and Growing

Jetpack is well positioned to enter a lucrative market! The on-demand economy is large and growing. Economic activities centered around online platforms, where independent sellers can offer goods or services to customers, are attracting significant consumer attention and spending. The on-demand economy is attracting more than 22.4 million consumers annually and $57.6 billion in spending.



$57.6B
Total U.S. On-Demand Market
$36.1B
U.S. Cities On-Demand Market
$13.2B
U.S. College Campus On-Demand Market

Data from the National Technology Readiness Survey (NTRS)*

2. We Know Our Customers

Who knows college students better than...college students?! Based on our experiences and understanding on campus culture, we identified the types of products and problems that are most crucial to students. We even started an innovative #whywejet photo series highlighting hilarious stories of students when they needed products right away.



#whywejet photo series interviewing Stanford students about their favorite last minute products

3. Last Mile Competitive Advantage

We're focused on speedy delivery. The only area where large delivery companies cannot benefit from economies of scale is the final mile of delivery. We are focused on deliveries of less than 15 minutes.



	JETPACK	amazon	POSTMATES	DOORDASH	UBER RUSH	goPuff	instacart
Peer-to-Peer Culture	✓		✓	✓	✓		✓
Target 15-60 min delivery	✓		✓	✓	✓	✓	✓
Pre-stocked sellers	✓	✓				✓	
Cost Advantage	✓	✓					
Convenient Bundling	✓	✓			✓		
Exclusive delivery region access	✓					✓	
Emergency product focus	✓	✓				✓	

4. Evolving Ad Space

Jetpack is in a unique position to play a role in the evolving ad space. Jetpack can serve as a sample discovery platform for students and a marketing platform for cool brands!



“

WOW

THIS AD IS SO AWESOME, I THINK I'LL BUY IT NOW.

”

- NO COLLEGE STUDENT EVER

EVOLVING AD SPACE



Students now only respond to 29% of ads and promos delivered via email, 21% via social media, and 11% via text*

Ads airing on digital media platforms no longer seem to influence college students to buy products*.

Ads must now *emotionally motivate* consumers to further investigate and ultimately to buy the product.

**Results from OnCampus Research's Student Watch Survey*

We have the ability to emotionally connect with a broad collegiate audience online and offline.



120K

Total number of students who will be targeted during our Sep 17' launch

$4B

Total estimated student spending on personal care products alone every year in the US

5K+

Average number of ads and brand exposures the average student sees daily

We enable offline discovery and online repurchasing via personalized email marketing after Jetpack orders.



OFF + ONLINE ENGAGEMENT
LATEST PRODUCTS
20% OFF
Your Next Bulk Order
GO CUBES
Chewable Coffee

Current Brand Partners

We're excited to work with companies who continue to push the needle and provide irresistible consumer experiences. We love introducing students to our awesome partner brands!



Press









Current Investors + Partner Groups

There are many groups that have influenced our journey and have chosen to invest in us. We're thankful for those who believe in our mission.







Letter from The Founder

Dear Potential Investor,

First and foremost, thank you for learning about Jetpack! Our team is incredibly honored you took the time to learn about what we're building. I'll start by sharing my story. I believe my unique life journey is the reason I've built the resilience necessary to grow as an entrepreneur.

I was born in a small village in Mali. After coming to the United States at an early age to receive advanced medical support, I was faced with the challenge of growing up in New York City while struggling to learn English in a new schooling system. While initially scary, my journey allowed me to meet some of the best people this world has to offer, and it afforded me the opportunity to affect positive change in numerous ways.

During my tenure as President of Columbia University's NSBE chapter, I helped minority students along their way to becoming engineers. At Procter & Gamble (P&G), I was selected out of 127 technologist applications to receive $20,000 in innovation funding to develop my idea of harnessing cheap magnetic technologies to deliver new-to-the-world products. As a result, I earned a "Transformative Research" award from the company. My next chapter involved making healthy living more affordable for people from all walks of life. While these opportunities have been extremely gratifying, I recognize that true global impact requires embracing the humanity of others and dreaming big.

I first started dreaming big as a senior engineer at P&G. I fell in love with consumer products and their potential, and became fascinated with how the simplest product could have the biggest impact on a person's daily life. I was also excited by the challenge of determining what the consumer wants even when he/she cannot yet articulate the answer.

After a successful beta launch on Stanford University's campus in the spring of 2017, Jetpack has spent the summer optimizing its business model and preparing for expansion. Moving forward, Jetpack will expand its reach to more college campuses and eventually densely populated cities throughout the country. It is our mission to get the products you need when you need them, whether it's late night snacks or crucial medication.

Jetpack represents the new wave of peer-to-peer service. Not only do we make our customers' days easier, we provide great opportunities for our sellers with entrepreneurial spirit and for students looking for new ways to connect with their peers. Join us as we revolutionize the way consumer products are discovered and distributed.

 Sincerely,

Fatima Dicko

Founder & CEO of Jetpack

About Jetpack



Full Name
Jetpack

Founded
May 2017

Form
Delaware Corporation

Employees
0

Website
http://www.jtpk.co



Social Media

Headquarters

Stanford University
Stanford
601 Bowdoin Lane 528 , Stanford, CA

Jetpack team

Everyone helping build Jetpack, not limited to employees



Fatima Dicko
Founder + CEO

After studying Chemical Engineering at Columbia, Fatima worked at P&G as the youngest Senior Engineer on an upstream innovation team developing new to the world products 3-10 years away from market. She's currently at the Stanford Business School.





Jayden Windle
Lead Developer

Jayden is a mission-driven software developer, ethical hacker, and entrepreneur. He loves using cutting-edge tech to solve problems and drive growth. He studied Comp Sci at Carleton in Ottawa before coming to SF after meeting Fatima over a tweet.





Lawrence Morris
Finance + Data Officer

Lawrence is an experienced technical leader having worked for both large and small CPG and tech companies prior to Jetpack. He is also an active RE investor. He has B.S. in Engineering from Columbia and MBA in Finance and Tech from NYU.



Ryan E. Middleton, Esq.
Growth + Counsel

Ryan is an attorney focused on entrepreneurship and economic development. He is a alumnus of Cornell University and obtained his JD with honors from Michigan State University. Ryan currently serves as a political director to U.S. Sen Ben Cardin.



Phoebe Yao
Customer Experience

Phoebe is an undergrad at Stanford Unversity, prospective MS&E or Product Design Major. She is a passionate design thinker looking to innovate positive social change through impactful entrepreneurship.



Liang Zhang
UI/UX

Liang is currently studying Computer Science and Product Design at Stanford. With a keen eye for design, he has redesigned the UX of several mobile app interfaces to achieve higher conversion.



Musila Munuve
Design + UX

Musila received his BS in Comp Sci from Stanford with a concentration in Human Computer Interaction. He worked at a mobile tech company called SMSGH, based in Ghana. He loves design and is an avid photographer.



Deb Tillett
Brand Strategy Advisor

Deb, a video game veteran, was named the executive director of the Emerging Technology Centers in April 2012. She's been advising early stage tech companies since 1989 and previously served as a computer game company executive for over 2 decades.



Sam Zappas
Growth Advisor

Sam is a co-founder of appbackr. He has launched many successful companies including Acmepet, which was acquired by PetSmart. He launched The Johns Hopkins University Media Center and has served on the University System of Maryland Board since 2001.



Julie Floersch
Photography

After originally studying apparel design at the Fashion Institute of Technology in New York City, Julie starting taking photographs since 2011. She shoots with the goal of helping brands connect with their customers.



Chris Peralta
GSVLabs Advisor

Chris has over 15 yrs experience in the mobile and tech sector. He is currently the Founder & CEO of Manila Valley, an accelerator program in Silicon Valley focused on startups in the Philippines. He has executed deals with Dropbox, Amazon & Facebook



Brandon Kamin
Video Production

Launching bearbearpro, Brandon makes films with / for / serving inspiring people.

Add team member

Drag'n'drop members to change order

Press

Article URL | Add press

The article should mention the company directly and come from a reputable source.



Stanford student launches on-demand startup for 'emergency' items like deodor



Jetpack is a Stanford startup looking to bring you necessities in a pinch



Jetpack is a Stanford startup looking to bring you necessities in a pinch



TechCrunch · Apr 30, 2017

Imagine you've come down with a cold while you're away on a trip. You don't necessarily want to buy a box of Kleenex, a full pack of Suda...

♥ 1 💬 0

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Wn · Mar 6, 2017

Jetpack is a new app that launched out of Stanford to bring students travel-sized versions of necessities like cold medication, energy dr...

♥ 0 💬 0

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Digital Trends · Mar 5, 2017

Everything about college feels just a bit temporary. From your ever-changing class schedule to your ever-shifting dorm room, these four y...

♥ 1 💬 0

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11 Questions with Fatima Dicko - Women of Silicon Valley - Medium

Medium · Mar 3, 2017

When did you know you wanted to be in tech? I was born in a small village in Mali, and I struggled with health issues as a child. Consequ...

♥ 0 💬 0

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mybest

Inside mybestbox's radical plan to reinvent the fulfillment center - Technica...

Technical.ly Baltimore · Aug 18, 2016

mybestbox is already shipping wellness-focused subscription boxes, but the startup has a big vision for changing the model. The company h...

♥ 0 💬 0

Edit ✖ Remove

Baltimore subscription box startup branches out with new delivery venture - B...

Baltimore Business Journal

Remember in college running out of toothpaste or deodorant, but couldn't get to a convenience store because it was too far or you didn't ...

♥ 0 💬 0

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FAQ

What is Jetpack? >

How does it work?

Who are Jetpackers?

How are Jetpackers selected?

How much do Jetpackers get paid?

What products are available on Jetpack?

How do I get Jetpack to distribute my company's products?

Has the business changed since it first started?

Who is already backing Jetpack?

Are there any plans to expand beyond college campuses?

How will you use the funds from this raise?

Why do you list 0 employees when your team has multiple members?

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What is Jetpack?

Jetpack is a peer-to-peer delivery service for college students. We deliver the most popular, sought-after products within minutes.

Risks

Risks from your Form C filing will appear here.

Discussion

The discussion will appear here.



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EXHIBIT C
Video Transcript

Jetpack Video Script

Imagine a world where the coolest products are just minutes away when you need them most. As students, our team noticed that there were tons of moments when we needed certain products right away. We quickly realized other students were experiencing the same exact thing.

So we came up with a cool solution. Introducing Jetpack!

How does it work? Simple. When a student needs something, they simply hop onto our mobile app and pick the product they need right away. The products are super affordable and payment is super simple. After the order is placed, a person will be over within minutes with the product. We call these delivery people - Jetpackers.

Jetpackers are like walking vending machines. They're normal, everyday students who carry the products you need within a moments notice inside really cool backpacks. Because they're equally spread out all around campus, at any moment, a Jetpacker is simply a few feet away. We provide them with the products and they make money by taking care of the deliveries.

The secret sauce? As students, Jetpackers have access into crucial areas of campus...like the library.

The hardest part of any delivery, even for the biggest companies, is the last mile especially on college campuses.That's because most people don't know the area and have a hard time accessing the places they need to go. But Jetpackers know their campuses!

This means we're able to get to you super fast. When the struggle is real.

We also provide a lot of value to cool, new brands. Our ability to get product samples out quickly is what makes Jetpack an exciting marketing platform. A product sample delivered to a student at the right time is game-changing.

By placing product samples during moments consumers need them most, we allow students to discover trendy products that they may not have heard about otherwise.

Never be unprepared again. All those moments when you need something right away - Jetpack has your back. (stupid joke - zoom out and allow for awkward

silence) The cool part is that student Jetpackers can make money while saving the day.

We want to make everyone's day a little easier. And hey, why not experience cool, new products when you actually need them.

After our successful launch at Stanford with Jetpackers across every undergraduate dorm and graduate school, we're now ready to scale to various universities.

We're excited to help transform discovery and distribution of consumer product goods. Not just on campuses, but cities, developing economies and beyond. The possibilities are endless. Help us make consumer products available in real-time. Invest in Jetpack today at republic.co/jetpack